

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 7, 2018

Via E-mail
H. Michael Schwartz
Chairman of the Board and Chief Executive Officer
Strategic Student & Senior Housing Trust, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

> **Re: Strategic Student & Senior Housing Trust, Inc.**
> **Amendment No. 1 Registration Statement on Form S-11**
> **Filed January 18, 2018**
> **File No. 333-220646**

Dear Mr. Schwartz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2017 letter.

Our Properties, page 65

1. We note your response to comment 5 of our letter and your disclosure on page 65 that the average monthly revenue/bed for the Tallahassee property is "not meaningful." However, we note that the Tallahassee property was 99.5% occupied when acquired. Please revise to provide the average monthly revenue/bed for this property based on leases in place or provide a detailed explanation of how such disclosure is not meaningful. As appropriate, please provide similar disclosure as properties are acquired.

Management Compensation, page 105

2. We note your response to comment 6 of our letter. We further note you commenced operations and acquired two properties during the fiscal year ended December 31, 2017. Please revise to quantify the amount of fees paid to your advisor for the fiscal year ended

December 31, 2017, including breaking out any amounts paid pursuant to the asset management fee, the incentive fee and the reimbursement provision, and within reimbursements, specify any amounts reimbursed for the salaries or benefits of each of your named executive officers.

Notes to Consolidated Financial Statements

Note 10. Subsequent Events

Potential Acquisitions, page F-42

3.   We note that the acquisition of the Salt Lake Properties is scheduled to occur on January 31, 2018. Please tell us how you assessed the likelihood of this acquisition and determined that financial statements were not necessary pursuant to Rule 3-14 of Regulation S-X. Tell us also why you have not included adjustments for this acquisition in your pro-forma financial statements beginning on page F-48.

You may contact William Demarest at (202)551-3432 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Michael K. Rafter, Esq. (*via e-mail*)